

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 3, 2018

<u>Via E-mail</u>
Ms. Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **Re: Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **Form 10-Q for the Quarter Ended March 31, 2018**
> **Filed April 24, 2018**
> **File No. 1-9576**
> **Owens-Illinois Group Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **Form 10-Q for the Quarter Ended March 31, 2018**
> **Filed April 24, 2018**
> **File No. 33-13061-01**

Dear Ms. Bertsch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Owens-Illinois, Inc.</u>
<u>Form 10-K for the Year Ended December 31, 2017</u>
<u>Consolidated Financial Statements</u>
<u>Note 2 – Segment Information, Page 61</u>

1. We note your disclosure that beginning in the first quarter of 2018 you merged your North America and Latin America segments into one segment named the Americas. We

also note the newly merged segment accounted for 54% of net sales and 65% of segment operating profit in 2017. Please address the following:

- More fully explain the specific facts and circumstances that lead to your decision to merge the North America and Latin America segments;

- More fully explain how and why you believe managing, reporting and evaluating performance on a significantly expanded and more economically dissimilar geographic basis is appropriate and will allow users of your financial statements to better understand your performance and better assess your prospects as contemplated by ASC 280-10-10;

- Explain how the newly merged segment is being managed, including the nature and level of geographic and other information available to segment management;

- Explain the current responsibilities of Mr. Galindo, the former President of North America;

- Explain what, if any, additional country/region disclosures you expect to provide in your financial statements or MD&A related to the newly merged segment;

- Quantify the reduction in administrative costs you anticipate as a result of the merger; and

- Explain any changes in your reporting units or the goodwill allocated to your reporting units as a result of the newly merged segment.

Note 8 – Restructuring Accruals, Asset Impairment and Other Costs Related to Closed Facilities, Page 69

2.   We note that you continue to incur significant restructuring charges. Please enhance your disclosures to indicate the amount incurred for each major type of restructuring cost (e.g., employee severance and benefits, environmental remediation, contract terminations, asset write-downs) as required by ASC 420-10-50-1b. Please also expand your disclosures in MD&A to quantify the impact restructuring activities have had on operating income (i.e., the amount by which expenses deceased), including whether actual results were in line with management's expectations when the restructuring activities were initiated. Refer to SAB Topic 5:P.4. In regard to the asset impairments you recorded, including the impairment related to an equity investment, please disclose the remaining carrying values of the impaired assets that were measured at fair value on a nonrecurring basis and the valuation techniques and inputs used to determine fair value as required by ASC 820-10-50, including ASC 820-10-50-2(a) and (bbb).

Form 10-Q for the Quarter Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, Page 30

Cash Flows, Page 31

3.   We note your disclosure that the increase in cash utilized in operating activities in 1Q18 was primarily due to a larger decline in accounts payable, partially offset by higher earnings and lower pension contributions, asbestos-related and restructuring payments. We also note that your trade receivables balance increased at a significantly higher rate than sales and more negatively impacted operating cash flows. Please discuss the underlying reasons for material changes in trade receivables and the impact such changes have on your cash flows, including a discussion of financial measures such as days sales outstanding (including the impact of factored receivables) that would be relevant to a reader of your financial statements given the negative trend in this metric during recent periods. See section IV.B of the SEC Interpretive Release No. 33-8350.

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Form 10-Q for the Quarter Ended March 31, 2018

General

4.   Please also address the above comments in your filings for Owens-Illinois Group, Inc. as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3772 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction